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Exhibit 16.1 to Form 8-K


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Gentlemen:

We have read Item 4 of Form 8-K/A dated February 24, 2004, of Huntington Preferred Capital, Inc. and are in agreement with the statements contained in the first three paragraphs of Item 4 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

                                        /s/ Ernst & Young LLP

Columbus, Ohio
March 30, 2004